Exhibit 3.1

CERTIFICATE OF AMENDMENT
TO THE
CERTIFICATE OF INCORPORATION
OF
ifresh, INC.

Pursuant to Section 228 and 242 of
the General Corporation Law of the
State of Delaware

iFresh, Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “DGCL”), hereby certifies as follows:

FIRST: The first paragraph of Article FIFTH of the Certificate of Incorporation of the Corporation is hereby amended and restated in its entirety as follows:

“The total number of shares of all classes of capital stock which the Corporation shall have authority to issue is 1,001,000,000, of which 1,000,000,000 shares shall be common stock of the par value $.0001 per share (“Common Stock”) and 1,000,000 shares shall be preferred stock of the par value of $.0001 per share (“Preferred Stock”).”

SECOND: This Certificate of Amendment shall become effective upon filing with the Secretary of State of the State of Delaware.

THIRD: This Certificate of Amendment was duly adopted in accordance with Section 242 of the DGCL. The Board of Directors duly adopted resolutions setting forth and declaring advisable this Certificate of Amendment and directed that the proposed amendments be considered by the stockholders of the Corporation. A special meeting of stockholders of the Corporation was duly called upon notice in accordance with Section 222 of the DGCL and held on September 30, 2022, at which special meeting the necessary number of shares were voted in favor of the proposed amendments. The stockholders of the Corporation duly adopted this Certificate of Amendment.

IN WITNESS WHEREOF, the Corporation has caused the Certificate of Amendment to be duly executed in its corporate name as of the 3rd day of October, 2022.

ifresh, INC.

By:	/s/ Ping Zhou
Name:	Ping Zhou
Title:	Chief Executive Officer